

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>Mail Stop 4561</u>

September 21, 2007

Mark Cohen, President
AI Document Services, Inc.
25 Robert Pitt Drive
Monsey, NY 10952

> **Re: AI Document Services, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed August 27, 2007**
> **File No. 333-143602**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to comment 1 of our letter dated July 6, 2007. We are unable to agree, however, that the sale of shares by the selling stockholders is a valid secondary offering. In this regard, we note the following:

- the selling shareholders held their shares for less than three months before the resale registration statement was filed;

- the selling shareholders received their shares for nominal consideration in a private placement that was conducted in connection with the formation of the company as a separate legal entity;

- a number of the selling shareholders in this offering have in the past purchased shares in other start-up companies, which shares were registered for resale within a short period of time after the private placement;

- excluding the shares held by Mark Cohen, the number of shares registered for resale constitutes approximately 99% of the shares held by non-affiliates.

Considering all of these factors together, it appears that the transaction registered here is being used to create a market for your shares. Please revise to name all selling shareholders as underwriters and to clarify that the shares will be sold at a fixed price for the duration of the offering.

Prospectus Summary, page 2

2.   We note your response to comments 3 and 7. Please revise to explain why you believe that holders of your shares will provide referrals to you or Actuarial Ideas, Inc. Indicate why being a reporting company will result in more referrals than issuing your shares in private placements. Also, clarify why you believe those who purchase in the market could refer business to you.

Summary Financial Data, page 3

3.   We note your response to comment 5. Please revise the disclosure in this section, MD&A, and the business section to clearly describe the services that you will receive from Actuarial Ideas in exchange for the management fee. Also, clarify whether the management fee covers all of your expenses other than the salaries of your officers. Disclose whether you will be obligated to reimburse the manager for expenses in excess of the management fee.

Selling Shareholders, page 12

4.   We are not able to locate your response to comment 9. Please revise, as previously requested, to discuss whether AI Document Services intends to seek another operating company for purposes of a business combination.

5.   We note your response to prior comment 10. Since the parents of minor children are deemed to beneficially own the shares held in the names of their children, please revise the parents' ownership amounts in the table to include their children's shares. You may explain the ownership arrangements by footnote.

Management's Discussion and Analysis or Plan of Operations, page 17

6.   We note that your customers are "referred" to you by Actuarial. Please revise to clarify if Actuarial's customers have to purchase your service/product as a condition of their use of Actuarial's services.

7.   We note your response to comment 11. We are not able to locate disclosure that would satisfy Item 303(a) of Regulation S-B. Please explain why you are not required to disclose a detailed plan of business for the next 12 months.

8.   We note your response to comment 12 that 50% of your revenue increase resulted from new clients and 50% from existing clients. Please revise to discuss the underlying the reasons behind the two increases.

9.   We note your response comment 13. Please revise to discuss in detail your cost of sales and other expenses going forward so that investors can understand your expense structure.

10.   Please revise to discuss the change in cost of sales and net loss for the periods ended June 30, 2007 and 2006.

Liquidity, page 19

11.   We note your response to comment 15. Please revise to clarify if the remaining costs, between 20% - 25%, are also covered by agreements with parties that will provide the services to you as part of this offering.

12.   We note your response to comment 16 but are unable to locate the response. Please revise to clarify if based on the agreements in place if you will be able to extend the accrual of offering expenses beyond six months. Disclose any maximum amount that may be loaned for the noted purpose, if any. Also, clarify the duration of the loan to be owed to your president, if made in order to pay offering expenses. Clarify the measure that will determine "when AI has the financial resources to do so" as it relates to the repayment of loans.

13.   We note your response to comment 17. Please revise to discuss your capital requirements going forward for the next 12 months taking into account operating expenses you will have to bear going forward as well as expenses of this offering.

14.   We note that you have presented an amount of cash that you would expect to be available to cover variable costs over the next 12 months using your new cost structure assuming that you continued to have the same level of revenue that you had in 2006; however, it is not clear why this amount would be useful to investors since you record revenue on an accrual, rather than a cash basis. In this regard, since it appears that you are trying to present a liquidity measure, it does not seem

appropriate to start your calculation with a revenue amount. Please remove this calculation and see our subsequent comment regarding pro forma financial statements.

15.   We note that you may reduce cash compensation paid to officers in order to pay costs associated with your reporting obligations under the Exchange Act. To the extent that you defer all the cash compensation and still cannot cover your reporting expenses, please clarify how you will make up the difference.

Summary Compensation Table, page 28

16.   We note your response to comment 29. Please revise to clarify that the salaries and the amount of time to be devoted to your business for Mark Cohen and Richard Cohen are established in a written agreement between AI Document Services, Inc. and Actuarial Ideas, Inc. Disclose that Actuarial Ideas is obligated to pay the Cohens' salary and that you are obligated to reimburse Actuarial Ideas for those payments and indicate whether the reimbursement will be included in the management fee. Also, disclose that the agreement contains no termination date.

17.   We note that based on the cost allocation, Mark Cohen was paid $1,089 for the year ended 2006. Please revise to discuss the rationale for paying him $30,000 per year under the current agreement. Clarify if he is contributing more time to you now than before. Discuss how the automobile accident impaired his salary for 2006.

Certain Relationships and Related Transactions, page 29

18.   We note your response to comment 31 that all your officers are now indicated as promoters. We continue to note the disclosure on page29 that "the sole promoter of AI is our president, Mark Cohen." We reissue the prior comment.

Legal Matters, page 36

19.   We note disclosure on page 19 indicating that 75% to 80% of all costs related to this offering are or will be due to your counsel. Please tell us whether any portion of counsel's fee will be made on a contingent basis. If so, please revise this section to disclose the contingency arrangement.

Balance Sheet December 31, 2006, page F-3

20.   We note your response to comment 32; however, it is still not clear to us why the financial statements of the former pension-writing line of business of Actuarial Ideas do not have any assets. Whether Actuarial Ideas billed customers for the pension-writing services of this particular line of business separately or together

with the billing of other services, it appears that the accounts receivable related to these pension-writing services should be carved out from Actuarial Ideas and reflected in the stand-alone financial statements of the specific line of business. Please revise.

Statements of Operations, page F-4

21.   We note that you recorded an "implied" management fee in 2006 and 2005 for the amount of revenues of the former pension-writing line of business that exceeded its allocated costs. Since no management agreement existed at that time, it is not clear to us why you have recorded this amount as an expense. Please explain and/or revise as necessary.

22.   We note that you have recorded all allocated costs as cost of sales; thus, it does not appear that you have allocated any general and administrative costs to the former pension-writing line of business, for example, accounting and legal services. However, in your response to comment 35, you state that the allocations include ALL costs; please explain and/or revise as necessary. Please see SAB 1B1 for reference.

23.   We note that you have not allocated any income tax expense to the former pension-writing line of business of Actuarial Ideas. Please tell us if Actuarial Ideas as a whole incurred any income tax expense in 2005, 2006, and 2007. If Actuarial Ideas did have income tax expense, please tell us why you have not allocated a portion of the expense to the former pension-writing line of business. If Actuarial Ideas did not have any income tax expense, please include a tax provision in your pro forma statements (see subsequent comment regarding pro forma statements) on a separate return basis. Please see SAB 1B1 for reference.

Note 1 – Organization, page F-7

24.   We note your response to comment 33. However, we continue to believe that the financial statements of the line of business of Actuarial Ideas, Inc. that was transferred to AI Document Services should be presented as the predecessor of your company. Please revise to separately present the line of business prior to the transfer to AI Document Services, Inc. as the predecessor of your company.

25.   Please present pro forma financial statements reflecting the material changes in your business including the change in your cost structure. Furthermore, the pro forma financial statements should include an adjustment for what the allocated and/or omitted corporate costs would have been if the transfer had taken place as of the beginning of the earliest period presented.

Note 3 – Stockholders' Equity, page F-10

26.   We note your disclosure on page F-9 regarding the 9,230,000 common shares of
        your company issued to Mr. Cohen on March 19, 2007. You disclose that you
        issued the shares to him in exchange for his agreement that your company will
        write the pension plans for his clients; thus, it appears that the issuance of the
        shares was an inducement to Mr. Cohen to enter into this agreement with your
        company. Please explain.

Part II

Recent Sales of Unregistered Securities, Page II-2

27.   We note your response comment 39 and are not able to locate your response in
        the registration statement. Please revise to quantify the number of accredited and
        unaccredited purchasers in your private placement. Please revise to elaborate on
        the "grounds" that you had to reasonably believe that your investors were
        sophisticated. Also, please revise to explain how the investors had equal or
        "superior bargaining position" in their dealings with you.

                                        * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration
of the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that

    ·   should the Commission or the staff, acting pursuant to delegated authority,
         declare the filing effective, it does not foreclose the Commission from taking any
         action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the financial statements may be directed to Jessica Barberich at (202) 551-3782, or Dan Gordon, Accounting Branch Chief, at (202) 551-3486. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Gary Wolff. (*via facsimile*)
Fax No. (212) 644-6498